# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: XWELL, Inc., CIK 0001410428
CUSIP: 98420U802
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 254 West 31st Street, 11th Floor, New York, New York (NY), 10001
Date of event which requires filing of this statement: 11/15/2025
Filed by CIK 0001665472
Persons authorized to receive notices and communications: Rick Werner, 30 Rockefeller Plaza, 22nd Floor, New York, New York (NY), 10112, 212-659-7300

## Reporting persons
- Bruce Bernstein (CIK 0001665472): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 602,556; shared voting power 0; sole dispositive power 602,556; shared dispositive power 0; aggregate amount beneficially owned 602,556 (6.9% of the class)
  Comment: (1) In reference to rows 7, 9 and 11 above includes (i) 307,991 shares of common stock, par value $0.01 per share ("common stock"), of XWELL, Inc. (the "Issuer") held by Bruce Bernstein (the "Reporting Person") and (ii) 294,565 shares of common stock issuable upon exercise of stock options held by the Reporting Person, which are exercisable within sixty (60) days of this Schedule 13D.
  
  (2) In reference to row 13 above, calculated based on (i) 8,444,266 shares of common stock outstanding as of May 14, 2026 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 20, 2026 and (ii) 294,565 shares of common stock issuable upon exercise of stock options held by the Reporting Person, which are exercisable within sixty (60) days of this Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: XWELL, Inc.
Address of issuer's principal executive offices: 254 West 31st Street, 11th Floor, New York, New York (NY), 10001

## Item 2. Identity and Background
Name of person filing: Bruce Bernstein
Residence or business address: The address of the principal business office of the Reporting Person is 254 West 31st Street, 11th Floor, New York, New York 10001.
Present principal occupation or employment: The Reporting Person serves as the Chairman of the Board of Directors of the Issuer.
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding.
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Between November 30, 2022 and December 1, 2022, the Reporting Person expended approximately $21,097 of his personal funds to purchase 7,065 shares of common stock.

Item 4 below, which is incorporated herein by reference, summarizes certain agreements that pertain to the Reporting Person's other securities of the Issuer that were received by the Reporting Person from the Issuer in consideration of his service as Chairman of the Board of Directors of the Issuer (the "Board"), and no cash consideration was paid by the Reporting Person in connection therewith.

## Item 4. Purpose of Transaction
Purpose of transaction:
Stock Option Agreement

Pursuant to the Issuer's 2020 Equity Incentive Plan (the "Plan") and the Stock Option Agreement between the Issuer and the Reporting Person (the "Stock Option Agreement"), the Reporting Person received a stock option award to purchase 30,000 shares of common stock on January 5, 2023. Such stock option award vested in equal quarterly installments over a one-year period, vesting one-fourth at the end of each fiscal quarter, such that the award fully vested as of December 31, 2023. On November 15, 2024, the Reporting Person received an additional stock option award to purchase 44,037 shares of common stock, which vested in full on the first anniversary of the date of grant. On June 2, 2025, the Reporting Person received an additional stock option award to purchase 220,528 shares of common stock, which vested in equal quarterly installments over a one-year period, vesting one-fourth at the end of each fiscal quarter, such that the award fully vested on June 2, 2026.

The foregoing description of the Stock Option Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Plan and a form of the Stock Option Agreement, which are incorporated herein by reference to Exhibits 99.1 and 99.2, respectively, of this Schedule 13D.

Restricted Stock Agreement

Pursuant to the Plan and the Restricted Stock Agreement between the Issuer and the Reporting Person (the "RSA Agreement"), the Reporting Person received an award of 200,926 shares of restricted stock on June 2, 2025, which fully vested on the date of grant. On February 27, 2026, the Reporting Person received an additional award of 100,000 shares of restricted stock, which fully vested 30 days following the date of grant.

The foregoing description of the RSA Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the RSA Agreement, which is incorporated herein by reference to Exhibit 99.3 of this Schedule 13D.

Support Agreement

On July 6, 2026, the Issuer entered into a Securities Purchase Agreement (the "Purchase Agreement"), by and among the Issuer, XpresSpa Holdings, LLC, a Delaware limited liability company ("XpresSpa"), XpresTest, Inc., a Delaware corporation ("XpresTest" and, together with XpresSpa, the "Target Companies"), and Express Wellness Group, LLC, a Delaware limited liability company (the "Buyer"), in accordance with the terms and subject to the conditions of which, among other things, the Issuer will sell, assign, transfer and convey to the Buyer all of Issuer's equity interests in the Target Companies (the "Sale").

Concurrently and in connection with the execution of the Purchase Agreement, (i) each member of the Board, including the Reporting Person, and each executive officer of the Issuer who holds shares of the Issuer's common stock and (ii) American Ventures LLC Series XXIV XWELL (collectively, the "Support Parties") entered into Support Agreements (each, a "Support Agreement" and, collectively, the "Support Agreements"), in accordance with the terms and subject to the conditions of which the Support Parties have agreed to, among other things, vote all of their shares of common stock in favor of the approval and adoption of the Purchase Agreement and the Sale, vote against any alternative transaction, and be present at every stockholder meeting for quorum purposes. The Support Agreements also contain certain transfer restrictions and non-solicitation provisions applicable to the Support Parties (solely in their capacity as stockholders of the Issuer).

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, which is incorporated herein by reference to Exhibit 99.4 of this Schedule 13D.

General

The Reporting Person acquired the securities described in this Schedule 13D in connection with the transactions and agreements. As discussed above, the Reporting Person intends to review his investments in the Issuer on a continuing basis. Subject to the Support Agreement and the Issuer's insider trading policy, any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person's review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the Support Agreement and the Issuer's insider trading policy, the Reporting Person may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person may engage in discussions with management, the Board, and stockholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the common stock of the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the Board.

Depending upon each factor discussed above and any other factor (which may be unknown at this time) that is, or may become relevant, the Reporting Person may consider, among other things: (a) the acquisition by the Reporting Person of additional securities of the Issuer, the disposition of securities of the Issuer, or the exercise of convertible securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present Board or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Except to the extent that the foregoing may be deemed to be a plan or proposal, the Reporting Person does not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of the Reporting Person's general investment policies, or other factors, the Reporting Person may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the common stock of the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of this Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that the Reporting Person will take any of the actions set forth above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person is stated in Items 11 and 13 on the cover pages hereto.
Number of shares as to which each person has sole or shared power to vote or dispose:
(i) sole power to vote or to direct the vote: See Item 7 on the cover page hereto.

(ii) shared power to vote or to direct the vote: See Item 8 on the cover page hereto.

(iii) sole power to dispose or to direct the disposition of: See Item 9 on the cover page hereto.

(iv) shared power to dispose or to direct the disposition of: See Item 10 on the cover page hereto.
Transactions in the class effected during the past sixty days: Except as described herein, there were no other transactions in the last 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
All of the information set forth in Item 4 is hereby incorporated herein by reference to this Item 6.

Except as otherwise described in this Schedule 13D, the Reporting Person currently does not have any contract, arrangement, understanding or relationship with any person with respect to the shares of common stock or any other securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 XWELL, Inc. (formerly known as XpresSpa Group, Inc.) 2020 Equity Incentive Plan, as amended October 4, 2022 (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form S-8 filed with the SEC on October 25, 2022).

Exhibit 99.2 Stock Option Grant under the XWELL, Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.35 to the Company's Annual Report on Form 10-K filed with the SEC on March 31, 2021).

Exhibit 99.3 Notice of Restricted Stock Award Agreement under the XWELL, Inc. 2020 Equity Incentive Plan (filed herewith).

Exhibit 99.4 Support Agreement, dated July 6, 2026, by and between Bruce Bernstein and Express Wellness Group, LLC (filed herewith).

## Signatures
- Bruce Bernstein: /s/ Bruce Bernstein, Bruce Bernstein (08/04/2026)